April 14, 2025

Andrew P. Power
Chief Executive Officer
Digital Realty Trust, Inc.
2323 Bryan Street, Suite 1800
Dallas, TX 75201

       Re: Digital Realty Trust, Inc.
           Registration Statement on Form S-3
           Filed April 7, 2025
           File No. 333-286425
Dear Andrew P. Power:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Brent T. Epstein